Mail Stop 4561

October 29, 2009

Mr. Gerald P. Quindlen
Chief Executive Officer
Logitech International S.A.
6505 Kaiser Drive
Fremont, CA 94555

>   **Re: Logitech International S.A.**
>   **Form 10-K for the fiscal year ended March 31, 2009**
>   **File No. 000-29174**

Dear Mr. Quindlen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief